Exhibit 99.1

Silynxcom Successfully Delivers $3 Million Order of Advanced Tactical

Communication Solutions to Asian Military Customer

Delivery completes previously announced order, part of a larger army tender, and includes Company’s flagship in-ear headset system, further reinforcing regional expansion

Netanya, Israel, July 07, 2026 (GLOBE NEWSWIRE) —  Silynxcom Ltd. (NYSE American: SYNX) (“Silynxcom” or the “Company”), a manufacturer and developer of ruggedized tactical communication headset devices, today announced the successful delivery of a purchase order valued over $3 million to a prominent military customer in Asia. This delivery completes the order that was previously announced on December 12, 2025 and was part of a broader tender issued by the Asian country’s army.

The delivered solutions include a variety of Silynxcom’s cutting-edge products, notably its flagship tactical in-ear headset system, designed to deliver superior situational awareness, noise cancellation, and seamless integration for soldiers in dynamic combat scenarios. These solutions enhance team coordination and protection, aligning with the modern warfighter’s need for reliable, battle-tested technology.

“This successful delivery marks an important achievement and further strengthens our strategic expansion across Asia,” said Nir Klein, Chief Executive Officer of Silynxcom. “Having secured and now fully delivered on this significant order, we continue to deepen our relationship with this valued customer. We believe this milestone will accelerate our market penetration and unlock substantial long-term opportunities, as the region’s militaries continue to prioritize advanced, mission-critical communications.”

Silynxcom has established a strong track record in the Asian market, with prior orders and successful deliveries demonstrating the proven performance and reliability of its products in real-world applications. The Company views this territory as a high-growth area, with significant potential for future tenders and deployments given the scale of regional defense modernization initiatives.

About Silynxcom Ltd.

We develop, manufacture, and sell ruggedized tactical protective and communication headset devices as well as other communication accessories, all of which have been field-tested and combat proven. Our in-ear headset devices, or In-Ear Headsets, are used in combat, riot control, demonstrations, weapons training courses, and factory floors. Our In-Ear Headsets seamlessly integrate with third party manufacturers of professional-grade ruggedized radios that are used by soldiers, homeland security personnel, police officers and civilian users worldwide. Our In-Ear Headsets provide high levels of sound protection, fit tightly into the protective gear to enable users to speak and hear clearly and precisely while they are protected from the hazardous sounds of combat, riots, dangerous situations and machine equipment in factories. Our sleek, lightweight, In-Ear Headsets allow wearing with any helmet type to reduce head injuries, allow wearing any earwear and in any weather condition. Our technology provides active sound protection to eliminate unsafe sounds, while maintaining ambient environmental awareness, giving our customers 360° situational awareness. Our new upgraded “drone detection” headset, sound leak test and prerecorded messages technologies provide additional, unique, features and protection level to operators in modern combat arenas.

For additional information about the Company please visit: https://silynxcom.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws and are subject to substantial risks and uncertainties. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. For example, the Company uses forward-looking statements when it discusses: the benefits, advantages and capabilities of the Company’s solutions; its belief that this successful delivery marks an important achievement and further strengthens its strategic expansion across Asia; that this order will accelerate market penetration and unlock long-term opportunities as regional militaries continue to prioritize advanced, mission-critical communications; that the order represents a milestone in the Company’s strategic expansion across Asia; and the Company’s expectations regarding the potential for future tenders and deployments in the area. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2026, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Capital Markets & IR Contact

Nir Klein
kleinnir@s-o-s.co.il